QUARTERLY CONSOLIDATED STATEMENTS OF INCOME (CHGAAP)(without the mobile business)
(Millions of Ch$ as of December 31, 2004)

	JAN-DEC	I	II	III	IV	JAN-DEC	I	II	Variación
	2003	2003	2003	2003	2003	2004	2004	2004	2004/2003
Operating revenues	600,417	149,995	148,352	152,480	149,590	576,496	141,747	143,495	-4.0%
Operating costs	-496,021	-120,583	-123,758	-127,365	-124,315	-473,878	-116,700	-118,685	-4.5%
OPERATING INCOME	104,396	29,412	24,594	25,115	25,275	102,618	25,047	24,810	-1.7%
Operating Margin	17.4%	19.6%	16.6%	16.5%	16.9%	17.8%	17.7%	17.3%
EBITDA	311,945	81,415	75,980	76,961	77,589	294,650	74,098	72,514	-5.5%
EBITDA Margin	52.0%	54.3%	51.2%	50.5%	51.9%	51.1%	52.3%	50.5%
Note: the mobile business has been excluded from all previous quarters shown on the table as well as the mobile transaction effects from 3Q04

Última actualización 31/01/05
Por Telefónica CTC Chile